UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-30853

International Monetary Systems, Ltd.

(Exact name of registrant as specified in its charter)

16901 West Glendale Drive New Berlin, WI 53151 262-780-3640

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common par value $.0001 per share

(Title of each class of securities covered by this Form)

none

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 280

Pursuant to the requirements of the Securities Exchange Act of 1934 International Monetary Systems, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 1, 2016	By:	/s/ David A. Powell, Principal Financial Officer